July 21, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561

Attention:  John Reynolds
Assistant Director

Re:	Respect Your Universe, Inc.
Registration Statement on Form S-1
Filed April 20, 2010

Ladies and Gentlemen:

This letter sets forth the responses of Respect Your Universe, Inc. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of May 17, 2010.

Responses:

1.	The cover page of the Registration Statement has been revised to disclose the Company’s SIC Code as 2300, which represents Apparel & Other Finished Products of Fabrics & Similar Material.

2.	The Registration Statement has been revised to include the name, address including zip code, and telephone number of the Company’s agent for service of process.

3.
The Registration Statement has been revised to increase the number of shares of common stock being registered to 11,113,500; therefore we have revised the maximum offering price accordingly to $1,111,350 representing the resale of 11,113,500 shares of our common stock at a price of $0.10 per share.

4.	The Registration Statement has been revised to include the page number in the cross-reference to the risk factors section on the prospectus cover page.

5.	The Registration Statement has been revised accordingly in the prospectus summary on page 6.

6.	The statement has been deleted from the prospectus summary.

7.	The statement has been deleted from the prospectus summary.

8.	The Registration Statement has been revised accordingly throughout.

RESPECT YOUR UNIVERSE, INC. 6533 OCTAVE AVENUE LAS VEGAS NV 89139 USA

9.	The reference has been removed from page 7.

10.	The statement in the first risk factor has been revised accordingly.

11.	The statement in the risk factor on page 8 has been revised accordingly.

12.
The statement in the risk factor on page nine is corrected to disclose that we have three part-time employees and no full-time employees and is reconciled with other statements in the Registration Statement.

13.	The two risk factors at issue on page 10 have been deleted.

14.	The subheading to the risk factor on page 11 has been revised accordingly.

15.	The Registration Statement has been revised to include a risk factor discussing net losses to date.

16.	The information in the Selling Shareholder section on page 13 has been updated as of April 30, 2010.

17.	The Selling Shareholder table has been revised accordingly.

18.	The Selling Shareholder table has been revised to include the control persons for the selling shareholder entities.

19.	The Selling Shareholder section has been revised accordingly.

20.	The Description of Securities has been revised accordingly.

21.	The reference to the California Statutes has been removed.

22.	The statement on page 18 has been removed.

23.	The Business section has been revised in accordance with Item 101(h)(1) through (3) of Regulation S-K.

24.	The Business section has been revised in accordance with Item 101(h)(4) of Regulation S-K.

25.	The Business section has been revised accordingly.

26.	The material terms of the consulting agreement are included in the Business section and a copy if such agreement has been filed as an exhibit to this Registration Statement.

27.	The reference to a sponsorship agreement with Shawn Yarborough has been deleted form the Business section.

28.	The Properties section has been revised accordingly.

RESPECT YOUR UNIVERSE, INC. 6533 OCTAVE AVENUE LAS VEGAS NV 89139 USA

29.	Our financial statements have been updated in accordance with Rule 8-08 of regulation S-X and an updated consent from our independent registered public accounting firm has been provided.

30.	Our auditor’s consent has been revised to conclude on the fairness of our results of operations and cash flows for the fiscal year ended December 31, 2009.

31.	Our Liquidity and Capital Resources section has been revised accordingly.

32.	The business experience for each officer and director has been revised in accordance with Item 401(e) of Regulation S-K.

33.	The Registration Statement is revised accordingly.

34.	The amount and percent of time each officer devotes to the Company has been disclosed accordingly.

35.	The references have been removed from Mr. Andresen’s business experience.

36.	The Registration Statement is revised accordingly.

37.	Disclosures for Board committees and director independence have been added to the Director section in accordance with Item 407(a) of Regulation S-K.

38.	The summary compensation table has been revised in accordance with Item 402(n) of Regulation S-K.

39.	The control persons for Lindsay Capital Corp. and Transmission Holdings, Inc. have been disclosed accordingly.

40.	The disclosure has been corrected in accordance with Item 404 of Regulation S-K.

41.	The Company has no promoters to disclose pursuant to Item 404(c) of Regulation S-K.

42.	The indemnification of our directors and officers is revised accordingly for the general effect of Nevada law.

43.	The Registration Statement is revised accordingly.

44.	The Registration Statement is revised accordingly.

45.	The Registration Statement is revised accordingly.

46.	The signature page is revised accordingly.

47.	The exhibits have been filed in a proper electronic format.

48.	Exhibit 5.1 is revised accordingly.

RESPECT YOUR UNIVERSE, INC. 6533 OCTAVE AVENUE LAS VEGAS NV 89139 USA

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

RESPECT YOUR UNIVERSE, INC. 6533 OCTAVE AVENUE LAS VEGAS NV 89139 USA